-94                         General Reporting Rules                      2018-E
                                        UNITED STATES              OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION               OMB Number:    3235-0058
                                                         Washington, D.C. 20549
                                                       Estimated average burden
                                               Hours per response..........2.50
                                                    FORM 12b-25

                                            NOTIFICATION OF LATE FILING

(Check One):[X]Form 10-K [ ]Form 20-F [ ]Form 11-K []Form 10-QSB []Form N-SAR

                  For Period Ended: September 30, 1997 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period
                  Ended:

     Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I--REGISTRANT INFORMATION

Thermo-Mizer Environmental Corp.
Full Name of Registrant


Former Name if Applicable

528 Oritan Avenue
Address of Principal Executive Office (Street and Number)

Ridgefield, New Jersey 07657
City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ ] (a) The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;


[   X ]           (b)      The  subject  annual  report,  semi-annual
                           report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[     ]           (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)

         Management is engaged in attempting to consummate the acquisition of Laminaire Corporation and has been unable to complete the audit.

PART IV-- OTHER INFORMATION

(1)      Name and telephone number of person in regard to this notification

         Steven W. Schuster, Esq.      (212)                    448-1100
                  (Name)            (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer no, identify report(s). X Yes No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion the x Yes No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The Registrant's Statement of Operations for the fiscal year ended June 30, 1997 ("Fiscal 1997") and balance sheet as of June 30, 1997 are attached as Exhibit A. The Registrant's net loss increased to $1,923,166 during Fiscal 1997 from a loss of $113,138 for the fiscal year ended June 30, 1996 ("Fiscal 1996"). Upon completion of the Registrant's initial public offering in March 1996, the Registrant sought to increase its emphasis on certain products and services and made significant investments in (i) product development and expanding the Registrant's product and software development capabilities, (ii) hiring new financial , engineering, sales and marketing professionals, (iii) conducting an analysis of the Registrant's marketplace, and (iv) acquiring the rights to certain new products. These investments increased the Registrant;'s expenses. In addition, operations were adversely impacted by a reduction in capital spending by the Registrant's principal customers and introduction of a new product, which had certain unanticipated problems which required correction, thereby increasing the Registrant's costs on two major contracts.


                                         Thermo-Mizer Environmental Corp.
                               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     September 29, 1997           By         /s/ Jon J. Darcy
    ---------------------------------           -----------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



                                                GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchanged on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                  5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13-(b) of Regulation S-T.

                                                     EXHIBIT A



                                         THERMO-MIZER ENVIRONMENTAL CORP.

                                             STATEMENTS OF OPERATIONS
                               FOR THE FISCAL YEARS ENDED JUNE 30,1997 AND 1996

                                                         1997            1996
                                                         ----            ----

Contract and other revenues                           $2,351,191     $2,125,959

Cost of revenues                                       2,099,873      1,437,682
                                                     -----------    -----------

Gross profit                                             251,318        688,277
                                                         -------        -------

Expenses:

         Personnel and related costs                     524,401        246,489

         Selling and administration expenses             897,839        417,686

         Product development costs                       221,429        169,667

         Occupancy costs                                  32,955         38,333

         Nonrecurring expenses-net                       478,653
                                                         -------        -------
Total expenses                                         2,155,277        872,175
                                                     -----------   ------------

Loss before income taxes                              (1,903,959)      (168,781)

Income taxes                                              19,207         55,643
                                                   -------------   ------------

Net loss                                             $(1,923,166)    $ (113,138)
                                                     ===========     ==========

Loss per share                                             $(.87)         $(.08)
                                                           =====          =====

Weighted average number of
   shares of common stock                              2,192,650      1,387,000
                                                       =========      =========

                                             THERMO-MIZER ENVIRONMENTAL CORP.

                                                       BALANCE SHEET
                                                       JUNE 30, 1997

                                                          ASSETS






Current Assets:

         Cash                                                         $234,006
         Other time deposits                                           375,000
         Contracts receivable-net of allowance of $30,000              960,045
         Inventories                                                   378,284
         Unbilled receivables                                           27,976
         Prepaid expenses and other                                    258,894
                                                                       -------
                  Total Current Assets                               2,234,205

Property and Equipment - net                                           135,209

Other Assets                                                           750,182
                                                                       -------
Total Assets                                                        $3,119,596
                                                                    ==========

                                         THERMO-MIZER ENVIRONMENTAL CORP.

                                                   BALANCE SHEET
                                                   JUNE 30, 1997

                                       LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities:

         Note payable - bank                                       $   375,000
         Accounts payable - trade                                      381,988
         Billings in excess of costs                                    82,653
         Accrued expenses and other                                    259,901
                                                                       -------

                  Total Current Liabilities                          1,099,542
                                                                     ---------
Commitments and Contingencies

Stockholders' Equity:

         Common Stock, $.001 par value;

         25,000,000 shares authorized; 2,717,500 shares issued           2,717
         Additional paid-in capital                                  3,831,094
         Retained earnings (deficit)                                (1,619,677)
                                                                     ----------
Total                                                                2,214,134
         Less - Note receivable                                       (160,000)
                  Treasury stock-at cost (35,100 shares)               (34,080)
                                                                       -------
Stockholders' Equity-net                                             2,020,054
                                                                     ---------

Total Liabilities and Stockholders' Equity                           3,119,596
                                                                     =========


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